Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

October 24, 2024

Ms. Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FST Corp.
Amendment No. 2 to Registration Statement on Form F-4
Filed September 19, 2024
File No. 333-280879

Dear Ms. Jenny O’Shanick:

The undersigned, on behalf of FST Corp. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated October 8, 2024, relating to the Company’s Registration Statement on Form F-4 filed on September 19, 2024 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 3.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 3 of changes made in response to the Staff’s comment.

Amendment No. 2 to Registration Statement on Form F-4

Cover Page

1.	Please address the part of prior comment 2 that requests disclosure for the New SPAC Sponsor.

Response: In response to the Staff’s comments, the Company has revised the disclosure on the cover page of Amendment No. 3.

2.	Please revise prior comment 3 to state whether the out-of-pocket reimbursements received or to be received and securities issued or to be issued to the New SPAC Sponsor, its affiliates, and promoters may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the Business Combination.

Response: In response to the Staff’s comments, the Company has revised the disclosure on the cover page of Amendment No. 3.

FST Corp.

October 24, 2024

3.	We note your revisions in response to prior comments 4 and 10. Please provide the total outstanding as of a recent practicable date for each of the October 2023 Note and the July 2024 Note.

Response: In response to the Staff’s comments, the Company has revised the disclosure on the cover page of Amendment No. 3.

Summary of Registration Statement/Proxy Statement

Potential Sources of Dilution, page 50

4.	Your dilution table and related disclosures do not appear to comply with those required by Item 1604(c) of Regulation S-K. Please revise to address the following:

●	Present in the tabular format the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted.

●	Footnote (6) appears to indicate that the net tangible book value per share presented in the table does not give effect to probable or consummated transactions (excluding the de-SPAC transaction itself) and other material effects on the SPAC’s net tangible book value per share from the de-SPAC transaction (e.g., transaction costs; repayment of loans). Present the net tangible book value per share, as adjusted, giving effect to those transactions.

●	Remove dilution information related to the Fully Diluted Scenario, as information in the table should not give effect to the de-SPAC transaction and transactions that are not probable or consummated.

●	Your “minimum company valuation” includes both SPAC public and private warrants. Tell us how you determined that it is appropriate to assume that the exercise of both the public and private warrants are probable if they will remain outstanding after the consummation of the business combination regardless of the level of redemptions.

●	Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 51 of Amendment No. 3.

Interests of Certain Persons in the Business Combination, page 59

5.	We note your revisions in response to prior comment 7 and reissue in full. In a tabular format, please provide the terms and amount of the compensation received or to be received by the New SPAC Sponsor, its affiliates, and promoters in connection with the Business Combination, including their out-of-pocket reimbursements, the amount of securities issued or to be issued by Chenghe to the New SPAC Sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the Business Combination. Outside of the table, please briefly describe the extent to which that compensation and securities issuance have resulted or may result in a material dilution of the equity interests of Chenghe’s non-redeeming shareholders.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 61-62 of Amendment No. 3.

Risk Factors, page 63

6.	Please revise to include the risk factor on pages 20 and 21 of your definitive proxy statement on Schedule 14A, filed on September 30, 2024. Further, please revise the filing to discuss this definitive proxy statement and Chenghe’s delisting risk due to extending the time to consummate a business combination past 36 months from the date of Chenghe’s IPO.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 94-95 of Amendment No. 3.

Risks Related to CayCo and the Company’s Business
Loss of a key supplier or lack of product availability from suppliers could adversely affect the Company’s business..., page 65

FST Corp.

October 24, 2024

7.	We note your disclosures on pages F-78 and F-96 that three, three, and two suppliers represented more than 10% of the target company’s total purchases as of the fiscal years ended December 31, 2023, and December 31, 2022, and six months ended June 30, 2024, respectively. Please update this risk characterized as potential if you have experienced these risks or advise.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 67 of Amendment No. 3.

Extraordinary General Meeting of SPAC Shareholders

Recommendation to Shareholders, page 106

8.	We note your revisions in response to prior comments 12 and 22. Please provide the total outstanding as of a recent practicable date for each of the October 2023 Note and the July 2024 Note. Further, please quantify the aggregate dollar amount of out-of-pocket expenses for which the New SPAC Sponsor and its executive officers, directors, or affiliates are awaiting reimbursement.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 61-62, 110 of and throughout of Amendment No. 3.

SPAC Shareholder Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 114

9.	We note your disclosure on page 48 about the FST Advisor, who “agreed to act as the arranger for FST in a potential business combination or merger with a U.S.-listed special purpose acquisition company” and its “responsibilities include introducing a US SPAC to FST and facilitating the transaction that could result in FST being listed on a U.S. stock exchange.” Please revise this section to describe this relationship. In this regard, we note your disclosure that the target company’s financial advisor “introduced FST to the New SPAC Sponsor as a business combination target that could potentially achieve investment criteria of the New SPAC Sponsor” and discussions began in July 2023, which is prior to the time that the Geneva Agreement was executed. Please revise to resolve this apparent discrepancy. Finally, please file the Geneva Agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 119 of Amendment No. 3.

Summary of Financial and Valuation Analyses of FST, page 124

FST Corp.

October 24, 2024

10.	We note your disclosure that the projections reflect the target company “management’s review about its future performance as of September 30, 2023.” Please revise to disclose whether or not the target company has affirmed to Chenghe that its projections reflect the view of the target company’s management or board of directors (or similar governing body) about its future performance as of the most recent practicable date. If the projections no longer reflect the views of the target company’s management or board of directors (or similar governing body) regarding the future performance of its company as of the most recent practicable date, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. Refer to Item 1609(c) of Regulation S-K. Update this disclosure as necessary.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 129 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 178

11.	We note your disclosure on page 42 that FST and Chenghe expect the business combination expenses to amount to approximately $8 million, and as of June 30, 2024, there was approximately $5.63 million in unpaid business combination expenses. In this regard, please expand your disclosure to clarify how much of these business combination expenses are expected by FST and Chenghe, individually. Please also clarify whether these expenses are reflected in your pro forma financial statements, and revise to reflect them if you have not done so already.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 135 of Amendment No. 3. We clarify that these expenses are reflected in no.2 and no.5 transaction accounting adjustments in our pro forma financial statements.

Company Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Results of Operations for the Six Months Ended June 30, 2024, to the Six Months Ended June 30, 2023, page 244

12.	We note your disclosure that your research and development expenses decreased by 17.3%, mainly due to “the Group became [sic] an agent of Parametric Technology Corporation (‘PTC’) in the first half of 2024, the original research and development expenses provided to the related parties was reclassified as software cost.” Please revise to elaborate on what this means. Further, if PTC is a related party, please consider whether your disclosures in your Certain Relationships and Related Transactions section should be updated.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 252 of Amendment No. 3.

Liquidity and Capital Resources
Material Contractual Obligations and Commitments, page 248

13.	We note your cross-reference to Note 16 “Commitments and Contingencies” of your financial statements. Please revise to elaborate on your short-term and long-term material cash requirements for the six months ended June 30, 2024. Further, please revise to discuss your bank borrowings and lease commitments on pages F-91 and F- 97. Refer to Item 5.B.2 and Item 5.B.3 of Form 20-F.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 256 of Amendment No. 3.

Certain Relationships and Related Transactions, page 294

14.	We note your revisions in response to prior comment 27. We note that for Factory Automation Technology Co., Ltd., FST America, and FST Japan, your disclosure includes information for your preceding three financial years. Please revise to also provide the information up to the date of the registration statement. Further, please revise to discuss the related party transaction discussed on page F-105 from inception up to the date of the registration statement.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 302-304 of Amendment No. 3.

Part II Information Not Required in Prospectus
Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits, page II-1

FST Corp.

October 24, 2024

15.	Please obtain revised consents from Enrome LLP, auditor for Femco Steel Technology Co., Ltd. and FST Corp., that reference the audit report dates consistent with those included in the filing.

Response: In response to the Staff’s comments, the Company has filed revised consents from Enrome LP with Amendment No. 3.

16.	We note that the footnote to your Exhibit Index for Exhibits 2.1 and 10.3 indicates that schedules and exhibits were omitted pursuant to Item 601(b)(2) and that you agree to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request. It appears that you are relying on Item 601(a)(5) of Regulation S-K. If so, please update your exhibit index accordingly. If you are relying on Item 601(b)(2), then for each exhibit please include a prominent statement on the first page that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page II-2 of Amendment No. 3.

General

17.	We note your revisions in response to prior comment 37. Please revise to address the last sentence of that comment.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page II-7 of Amendment No. 3.

18.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	We note your disclosures on the cover page and elsewhere that you intend to apply for listing of the CayCo Ordinary Shares on either NYSE or Nasdaq. However, we also note your other disclosure on page 287 that you intend to list the CayCo Ordinary Shares on Nasdaq. Please revise throughout the filing to clearly state the stock exchange that you intend to list the CayCo Ordinary Shares.

●	We note your disclosures in the redemption tables that, assuming maximum redemptions, FST Advisor will hold 3.42% of CayCo. However, we note your other disclosures on the cover page and pages 27, 45 and 87 that this percentage is 3.25%. Please revise throughout the filing to reconcile this discrepancy.

●	We note your disclosures on the cover page and elsewhere that “[b]ased on the closing price for the Public Shares of $11.55 on the Nasdaq on September 11, 2024, the value of the Founder Shares held by the New SPAC Sponsor would be $18,386,133.15.” However, you state on page 88 that this value would be $25,316,133.15. Please revise throughout the filing to reconcile this discrepancy.

Response: In response to the Staff’s comments, the Company has revised the disclosure throughout Amendment No. 3.

19.	We note your revisions in response to prior comment 19. Please revise to provide the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, and (iii) target security holders. Refer to Item 1605(b)(6) of Regulation S-K. Please make appropriate revisions throughout the prospectus to address the federal income tax consequences.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 179 of Amendment No. 3.

FST Corp.

October 24, 2024

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at gary@rosslawgroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	David Chuang, FST Corp.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP